UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Enclosure: A press release dated March 31, 2025, announcing the signing of a GaN technology development and manufacturing agreement between STMicroelectronics and Innoscience.

STMicroelectronics and Innoscience sign GaN technology
development and manufacturing agreement

•	Joint Development Agreement (JDA) on GaN technology to build the future in power electronics for AI datacenters, renewable energy generation and storage, cars and more
•	Innoscience can make use of manufacturing capacity of ST in Europe while ST can leverage manufacturing capacity at Innoscience in China

Geneva and Suzhou, March 31st, 2025 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and Innoscience (HKEX:02577.HK), the world leader in 8” GaN-on-Si (gallium nitride on silicon) high-performance low-cost manufacturing, announce the signature of an agreement on GaN technology development and manufacturing, leveraging the strengths of each company to enhance GaN power solutions and supply chain resilience.

The companies have agreed on a joint development initiative on GaN power technology, to advance the promising future of GaN power for consumer electronics, datacenters, automotive and industrial power systems and many more applications in the coming years. In addition, the agreement allows Innoscience to utilize ST’s front-end manufacturing capacity outside China for its GaN wafers, while ST can leverage Innoscience’s front-end manufacturing capacity in China for its own GaN wafers. The common ambition is for each company to expand their individual offering in GaN with supply chain flexibility and resilience to cover all customers’ requirements in a wide range of applications.

Marco Cassis, President, Analog, Power & Discrete, MEMS and Sensors of STMicroelectronics declared: “ST and Innoscience are both Integrated Device Manufacturers, and with this agreement we will leverage this model to the benefit of our customers globally. First, ST will be accelerating its roadmap in GaN power technology to complement its silicon and silicon carbide offering. Second, ST will be able to leverage a flexible manufacturing model to serve customers globally.”

Dr. Weiwei Luo, Chairman and Founder of Innoscience, stated “GaN technology is essential to improve electronics, creating smaller and more efficient systems which save electric power, lower cost, and reduce CO2 Emissions. Innoscience pioneered mass production of 8-inch GaN technology and has shipped over 1 billion GaN devices into multiple markets, and we are very excited to move into strategic collaboration with ST. The joint collaboration between ST and Innoscience will further expand and accelerate the adoption of GaN technology. Together the teams at Innoscience and ST will develop the next generations of GaN technology”.

GaN power devices leverage fundamental material properties that enable new standards of system performance in power conversion, motion control, and actuation, offering significantly lower losses, which allows for enhanced efficiency, smaller size, and lighter weight, thus reducing the overall solution cost and carbon footprint; these devices are rapidly being adopted in consumer electronics, data center and industrial power supplies, and solar inverters, and are being actively designed into next-generation EV powertrains due to their substantial size and weight reduction benefits.

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

About Innoscience

Innoscience (HKEX:02577.HK) is the global leader in gallium nitride process innovation and power device manufacturing. Innoscience’s device design and performance set the worldwide standard for GaN, and the culture of continuous improvement will accelerate GaN performance and market adoption. The company’s gallium nitride products are used in multiple low, medium and high voltage applications, with GaN process nodes covering 15V to 1200V. Wafers, discrete devices, integrated power ICs, and modules provide customers with robust GaN solutions. With 800 patents granted or pending, Innoscience’s products are known for reliability, performance, and functionality within the fields of consumer electronics, automotive electronics, data centers, renewable energy and industrial power. Innoscience creates a bright future for GaN. Please visit www.innoscience.com for more information.

Contacts

Media Relations

Alexis Breton

Group VP Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

Investor Relations

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41.22.929.59.20

jerome.ramel@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 1, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience